RTN Stealth Software Inc.

(Formerly Arris Resources Inc.)

Management’s Discussion &

Analysis

For the Three Months Ended

March 31, 2010

200-8338 120th Street

Surrey, BC

V3W 3N4

Tel: (604) 598-0093 / Fax: (604) 592-6882

Management’s Discussion and Analysis

GENERAL

The  following  Management  Discussion  &  Analysis  (“MD&A”)  is  intended  to  assist  in  the  understanding  of  the trends  and  significant  changes  in  the  financial  condition  and  results  of  operations  of  RTN  Stealth  Software  Inc.

(“RTN  Stealth”   or   the   “Company”)  for  the  quarter  ended  March  31,  2010.  The  MD&A  should  be  read  in conjunction  with  the  audited  consolidated  financial  statements  for  the  year  ended  December  31,  2009  and  the unaudited  interim  consolidated  financial  statements  for  the  quarter  ended  March  31,  2010,  which  are  available  on

www.sedar.com.  This MD&A has been prepared effective May 31, 2010.  The Company’s functional currency is the

Canadian dollar.

FORWARD LOOKING STATEMENTS

The   information   set   forth   in   this   MD&A   contains   statements   concerning   future   results,   future   performance,

intentions,  objectives,  plans  and  expectations  that  are,  or  may  be  deemed  to  be,  forward-looking  statements.  These statements  concerning  possible  or  assumed  future  results  of  operations  of  the  Company  are  preceded  by,  followed by  or  include  the  words  ‘believes,’  ‘expects,’  ‘anticipates,’  ‘estimates,’  ‘intends,’  ‘plans,’  ‘forecasts,’  or  similar

expressions.   Forward-looking   statements   are   not   guarantees   of   future   performance.   These   forward-looking

statements  are  based  on  current  expectations  that  involve  numerous  risks  and  uncertainties,  including,  but  not limited  to,  those  identified  in  the  Risks  &  Uncertainties  section.  Assumptions  relating  to  the  foregoing  involve judgments  with  respect  to,  among  other  things,  future  economic,  competitive  and  market  conditions  and  future business  decisions,  all  of  which  are  difficult  or  impossible  to  predict  accurately  and  many  of  which  underlying  the forward-looking  statements  are  reasonable,  any  of  the  assumptions  could  prove  inaccurate.  These  factors  should  be considered  carefully,  and  readers  should  not  place  undue  reliance  on  forward-looking  statements.  The  Company  has no  intention  and  undertakes  no  obligation  to  update  or  revise  any  forward-looking  statements,  whether  written  or oral that may be made by or on the Company's behalf.

OVERALL PERFORMANCE

Corporate Restructuring

On  November  2,  2009,  the  Company  and  its  three  former  wholly  owned  subsidiaries  Arris  Holdings  Inc.

(“AHI”),  CLI  Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”),  collectively  known  as  the  “Parties”,

entered  into  a  plan  of  arrangement  (“Arrangement  Agreement”)  whereby  the  three  former  subsidiaries  would spin-out  from  the  parent  company,  each  becoming  a  reporting  issuer  and  each  acquiring  an  asset  from  the

Company in exchange for common shares (the “Common Shares”) of the respective former subsidiary.

The  change  in  corporate  structure  of  the  Company  was  effective  on  January  5,  2010  with  the  sequence  of events as summarized below:

I.

Altered  the  identifying  name  of  the  RTN  Common  Shares  to  Class  A  Common  Shares  without  par value, being the RTN Class A Common Shares.

II.

Created   a   class   consisting   of   an   unlimited   number   of   common   shares   without   par   value   (the

“Common Shares”).

III.

Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class

A  Preferred  Share  (with  no  par  value).  The  RTN  Class  A  Common  Share  was  eliminated  upon  the completion of the Arrangement Agreement.

IV.

The  Company  transferred  its  interest  in  five  mineral  claims  in  Atlin,  British  Columbia  (the  Mineral

Properties’)  to  CLI;  an  agreement  with  a  British  Columbia  manufacturing  company  to  distribute  its

earthquake   sensor   products   in   India   (the   “Distribution   Agreement”)   to   QMI;   and   all   of   the

Company’s marketable securities (the “Equity Portfolio”) to  AHI in  the consideration for 17,583,372 common  shares  of  each  of  CLI,  QMI,  and  AHI  (collectively  known  as  “Distributed  Shares”)  issued

by  the  three  former  subsidiaries  respectively.    The  details  of  this  transfer  are  discussed  in  the

“Related Party Transactions” section of this MD&A.

V.

The Company redeemed the issued RTN Class A Preferred Shares for consideration consisting solely of  the  Distributed  Shares.  Each  shareholder  of  record  as  of  the  close  business  on  November  5,  2009,

being  the  share  distribution  record  date,  of  the  Company  has  received  its  pro-rata  share  of  the

Distributed  Shares.    RTN  Class  A  Preferred  Share  was  eliminated  upon  the  completion  of  the

Arrangement Agreement.

Mineral Properties: Moly Project – Atlin, British Columbia

The  Company  has  acquired  22  mineral  claims  cover  approximately  15,000  acres  which  are  located  near  Gladys

Lake   molybdenum   occurence   (discovered   in   late   1960s)   in   2008   with   the   consideration   of   $295,612.   The

molybdenum  occurrence  is  similar  to  the  occurrence  at  Adanac’s  Ruby  Creek  project.  Adanac’s  project  is  located approximately  15  miles  northeast  of  Atlin  in  northern  BC.  The  claims  are  located  approximately  30  miles  northeast of Atlin, British Columbia in the  Atlin mining district for aggregated consideration of $295,612.

On  September  9,  2009,  the  Company  announced  that  it  utilized  its  consulting  geologists  and  mining  engineers  to complete its evaluation of the twenty two mineral claims and determined the feasibility for further development of the claims.  As  a  result,  17  molly  claims  previously  acquired  have  been  allowed  to  elapse  and  the  Company  keeps  the remained  5  claims.  As  a  result,  the  mineral  property  has  been  written  down  to  $67,185  for  the  year  ended  December

31,  2009.  On  January  5,  2010,  the  Company  transferred  its  interest  in  the  5  mineral  claims  to  its  former  subsidiary

CLI  Resources  Inc.  as  part  of  its  effort  to  reconstruct  the  Company’s  share  capital  which  is  discussed  in  the

“Corporate  Restructuring”  section  in  above.   The  Company  has  not  deferred  and  capitalized  any  exploration  cost  in connection with these mineral properties.

Oil and Gas Properties: Alexander Prospect – Alberta

In   February,  2007  the   Company  entered   into  a   purchase   and   sale   agreement   (the   “Agreement”)   with   Arctos

Petroleum  Corp.  (“Arctos”)  whereby  Arctos  agreed  to  sell  to  the  Company  an  interest  in  the  Alexander  Area,

Alberta property in the consideration of $150,000 .

The  Company  holds  a  30%  working  interest  in  64  gross  Ha  (19.2  Net  Ha)  of  onshore  P&NG  rights  in  Alexander,

Alberta.  The  property  includes  a  producing  Ellerslie/Wabamun  oil  well  at  6-7-57-1W5  and  a  40%  interest  in  an  oil

battery at  3-7-57-1W5.   As  the  Company did not  contribute  towards  the  exploration  work,  the  Company is  in  a non-

participation penalty position on  both  the  well  and  battery and  does  not currently receive production or  fee revenues from these assets. As a result, management decided to write down this investment to $1for the year end December 31,

2009.   The  Company  has  not  deferred  and  capitalized  any  exploration  or  development  cost  in  connection  with  these oil and gas properties.

Change of Company’s name and Acquisition of New Business Asset

The Company entered into software business in the quarter and, on January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing

Software (the “RTN Stealth Software”).

As  consideration  for  the  above,  the  Company  issued  5,000,000  Class  B  preferred  shares  to  the  shareholders  of  MGS.

In  connection  with  the  acquisition,  the  Company  paid  a  company  controlled  by  a  director  of  the  Company  a transaction  advisory  fee  of  250,000  Class  B  Preferred  Shares  (Note  8).  Each  Class  B  Preferred  share  is  convertible into  ten  common  shares  of  the  Company  when  the  cumulative  net  revenues  derived  from  the  license  of  the  RTN-

Stealth Software reach a total of $20,000,000.

As  a  result,  the  Company  changed  its  name  from  Arris  Resources  Inc.  to  RTN  Stealth  Software  Inc.  and  changed  its trading  symbol  to  RTN  on  December  21,  2009.  During  the  quarter,  the  Company  was  in  its  preliminary  stage  of promoting the RTN-Stealth Software and did not generate revenue from the sale of the RTN Stealth Software.

RESULTS OF OPERATIONS

For the three months ended March 31, 2010

The  Company  reported  a  net  loss  of  $1,853,285  ($0.02  per  share)  for  the  three  months  ended  March  31,  2010  as compared  to  a  net  loss  of  $40,319  ($0.00  per  share)  for  the  same  quarter  in  2009.  The  Change  was  mainly  due  to increase  in  advertising  and  promotion,  professional  fees,  and  stock-based  compensation  expenses.  Details  are  as follows:

Advertising  and  promotion  increased  to  $22,632  from  $  nil  for  the  same  quarter  in  2009.  The  increase  was  the result of  the  Company’s  effort of  promoting  the  RTN-Stealth  Software acquired  in  January 2010.

Professional  fees  increased  to  $42,208  from  $nil  in  the  same  quarter  in  2009.  The  increase  of  the  professional  fees was  related  to  the  corporate  restructuring  in  current quarter.

In  February  2010,  the  Company  awarded  its  directors,  officers,  employees  and  consultants  a  total  of  5,650,000 stock  options  at  an  exercise  price  of  $0.32  with  the  expiry date  of  February  24,  2015.  The  fair  value  of  each  option at  the  date  of  grant  was  estimated  at  $0.31/option.  The  5,650,000  granted  options  had  a  fair  value  of  $1,736,064  at

the   grant   date   and   all   the   granted   options   were   vested   immediately   on   issuance.   The   Company   recognized

$1,736,064  stock-based  compensation  expense  in  current  quarter.  There  was  no  similar  stock  option  activity  in  the same  quarter  in  2009.  As  a  result,  stock-based  compensation  expense  increased  by  $1,736,064  from  the  same quarter  in  2009.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

For the 3-month ended

Revenue

Net Income

Net Income

(Loss)

(Loss)

$

per share

March 31, 2010

-

(1,865,297)

(0.02)

December 31, 2009

-

(507,977)

(0.00)

September 30, 2009

-

160,220

0.00

June 30, 2009

-

(211,395)

(0.02)

March 31, 2009

-

(40,319)

(0.00)

December 31, 2008

-

(194,531)

(0.02)

September 30, 2008

-

(51,256)

(0.00)

June 30, 2008

-

(61,428)

(0.00)

LIQUIDITY & CAPITAL RESOURCES

Financing  of  operations,  business  development,  and  investment  in  capital  assets  is  achieved  primarily  by  equity financing.  At  March  31,  2010,  the  Company  had  $478,936  in  cash  and  cash  equivalent,  a  short  term  investment  of

$10,012, and a positive working capital of $423,948.

The  Company  is  not  subject  to  external  working  capital  requirement.  Other  than  the  two  acquisitions  of  assets  in

May 2010  (discussed  in the “Subsequent Events” section) that were paid by the issuance of  the Company’s  common shares,  the  Company  does  not  have  significant  capital  commitment  that  is  obligated  to  make.  Management  believes that  the  Company  has  adequate  liquidity  and  resources  to  maintain  its  operation  and  conduct  its  investment  when needed  in  the  next  12  months.  While  the  Company  believes  it  will  be  able  to  raise  the  additional  financing  when required,  the  impacts  of  the  current  global  economic  downturn  and  uncertainty  in  the  global  capital  market  provide no guarantees that the Company can complete an equity or a debt financing when needed.

 OFF BALANCE SHEET ARRANGEMENT

 None

RELATED PARTY TRANSACTIONS

a)   During  the  three  months  ended  March  31,  2010,  two  companies  controlled  by  the  President  charged  the

Company  $14,000  in  management  and  administrative  fees,  and  $12,500  in  rental  expense.  As  at  March  31,

2010 the Company owed $3,000 for these expenses. These transactions have occurred in the normal course of operations  on  a  basis  consistent  with  those  involving  unrelated  parties.  Accordingly  they  are  measured  at their fair values.

b)  The  Arrangement  Agreement  (discussed  in  the  “Corporate  Restructuring”  section  of  this  MD&A)  envisions the  transfer  of  the  Mineral  Properties,  the  Distribution  Agreement,  and  the  Equity  Portfolio  (collectively  the

“Transferred Assets’) from RTN Stealth to CLI, QMI, and AHI respectively. As consideration for the transfer,

the  controlling  interests  in  the  common  shares  of  CLI,  QMI,  and  AHI  were  immediately  distributed  to  the shareholders  of  RTN  Stealth.  The  shareholders  of  RTN  Stealth  at  the  time  of  the  transfer  will  continue  to

collectively  own  the  Transferred  Assets.   Consequently,  there  was  no  substantive  change  in  the  beneficial ownership  of  the  Transferred  Assets  at  the  time  that  the  Transferred  Assets  were  vended  to  RTN  Stealth.  As such the transfer of the Mineral Properties, Distribution Agreement, and the Equity Portfolio was recorded, in

accordance   with   the   Canadian   generally   accepted   accounting   principles,   at   the   carrying   values   of   the

Company as follows:

Value of the  transfer  being the carrying

value at RTN Stealth’s account on

Mineral  Properties

January 5, 2010

five mineral claims in the areas located near Gladys

Lake Molybdenum occurrences  in the  Atlin Mining

District, British Columbia

$

67,185

Distribution Agreement

Distribution Agreement  with a British Columbia

private  company to distribute its seismic  sensors  in

India.

$

1

Value of the transfer being the

Number of

carrying value at RTN Stealth’s

Equity  Portfolio

share

account on  January 5, 2010

Publicly traded  common shares

-Desert Gold Ventures  Inc.

300,000

$

240,000

-Ona Power Corp.

2,800,000

509,600

-Maxtech Ventures  Inc.

440,000

228,800

Share   purchase   warrants   of   publicly   traded

shares

-Ona Power Corp.

2,800,000

470,400

$

1,448,800

PROPOSED TRANSACTION

There are no proposed transactions that will materially affect the performance of the Company.

SUBSEQUENT EVENTS

On  May  17,  2010,  subsequent  to  the  end  of  current  quarter,  the  Company  executed  two  definitive  agreements subject  to  CNSX  approval.  In  the  first  case  the  Company  has  acquired  of  all  of  the  assets  of  MGS,  the  Company that  sold  the  RTN-stealth  Software  to  the  Company  in  January  2010,  and  in  the  second  case  the  Company  has purchased  the  EMC-ALGO  Software  Suite  from  ENAJ  Mercantile  Corporation  (“ENAJ”),  a  privately  owned company.  The  Company  has  issued  to  MGS  shareholders  twenty  million  common  shares  escrowed  in  four  equal tranches  at 6,  9,  12,  and  15 months  and  assume  $2.45  million  of  liabilities  owed  by MGS.

As  to  ENAJ,  the  Company  has  issued  five  million  common  shares  as  consideration  for  the  acquisition  of  the

EMC-ALGO  Software  Suite.  The  first  2.5  million  common  shares  have  been  issued  to  ENAJ  and  are  escrowed in  four  equal  tranches  at  6,  9,  12,  and  15  months.  The  remaining  2.5  million  common  shares  were  issued  to  the owner  of  ENAJ,  and  are  escrowed,  in  three  equal  tranches  at 12,  24,  and  36  months.

CRITICAL ACCOUNTING POLICIES

The  Company’s  completed  accounting  policies  are  described  in  the  note  2  to  the  audited  consolidated  financial statements  for  the year ended December 31, 2009. There were no changes of the accounting policies in this quarter.

NEW ACCOUNTING PRONOUNCEMENTS

The  new  accounting  pronouncements  the  Company  yet  to  adopt  are  disclosed  in  the  note  3(i)  to  the  unaudited interim consolidated  financial  statements  for  the  three  months  ended  March  31,  2010.

SHARE DATA

As at the date of this MD&A, the Company has 124,416,860 common shares, 5,250,000 Class B Preferred shares that can be converted  into 52,500,000 common shares, and 5,650,000 stock options outstanding for a total of

182,566,860 fully diluted common shares outstanding.

RISKS AND UNCERTAINTIES

Going Concern

As  the  Company  had  changed  its  business  from  resource  exploration  into  the  software  business,  it  is  unsure

whether  the  Company  may  successfully  change  its  business  model  and  strategic  direction.    The  ability  of  the

Company  to  continue  to  operate  as  a  going  concern  is  dependent  on  its  ability  to  ultimately  operate  its  business at  a  profit.  To  date,  the  Company  has  not  generated  any  revenues  from  operations  and  will  most  likely  require additional  funds  to  meet  its  obligations  and  the  costs  of  its  operations.  As  a  result,  further  losses  are  anticipated prior  to  the  generation  of  any  profits.  The  Company’s  future  capital  requirements  will  depend  on  many  factors,

including   the   costs   of   operating   the   software   business.   The   Company’s   anticipated   operating   losses   and

increasing  working  capital requirements  may  require  that  it  obtain  additional  capital  to  continue  operations.

The  Company  will  depend  almost  exclusively  on  outside  capital.  Such  outside  capital  will  include  the  sale  of additional  shares.  There  can  be  no  assurance  that  capital  will  be  available  as  necessary  to  meet  these  continuing operating  costs  or,  if  the  capital  is  available,  that  it  will  be  on  terms  acceptable  to  the  Company.  The  issuances  of additional  equity  securities  by  the  Company  may  result  in  significant  dilution  to  the  equity  interests  of  its  current

shareholders.   Obtaining   commercial   loans,   assuming   those   loans   would   be   available,   will   increase   the

Company’s  liabilities  and  future  cash  commitments.  If  the  Company  is  unable  to  obtain  financing  in  the  amounts and  on  terms  deemed  acceptable,  the  business  and  future  success  may  be  adversely  affected,  thus  giving  rise  to doubt  about  the  Company’s  ability  to  continue  as  a  going  concern.  The  audited  consolidated  financial  statements for  the  year  ended  December  31,  2009  and  unaudited  interim  consolidated  financial  statements  for  the  quarter ended  March  31,  2010  do  not  reflect  adjustments  to  the  carrying  values  of  assets,  liabilities  or  reported  results should  the  Company be unable  to  continue  as  a  going  concern.

Other risk factors

None   of   the  Company’s  oil  and  gas  properties  currently  have  reserves.    The  Company  has  limited  financial

resources to finance its operation and further development.

The   oil  and  gas   interests   the   Company   has   are   in   the   exploration   stages   only,   are   without   proven   reserves

of  commercial  levels  of  production.    Oil  and  gas  exploration  involves  a  high  degree  of  risk  and  few  properties,

which  are  explored,  are  ultimately  developed  into  commercially  producing  wells.   If  the  Company’s  efforts  do  not

result  in  commercial  production  at  the  Alexander  Prospect,  the  Company  will  be  forced  to  dispose  its  oil  and  gas interests.

The  Company is  subject  to  the  laws  and  regulations  relating  to  environmental  matters  in  all  jurisdictions  in  which  it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

CONTROLS AND PROCEDURES

Venture  issuers  are  not  required  to  include  representations  relating  to  the  establishment  and  maintenance  of  disclosure

controls   and   procedures   (DC&P)   and   internal   control   over   financial   reporting   (ICFR),   as   defined   in   National

Instrument  52-109  Certification  of  Disclosure  in  Issuer’s  Annual  and  Interim  Filings  (“NI  52-109”).  In  particular,  the

Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information  required  to  be disclosed  by  the  Company  in  its  annual  filings,  interim  filings  or  other  reports  filed  or  submitted  under securities  legislation  is  recorded,  processed,  summarized  and  reported  within  the  time  periods  specified  in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial  statements  for  external  purposes  in  accordance  with  the  Company’s  generally  accepted  accounting principles.

The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to  provide  them  with sufficient  knowledge  to  support  the  representations  they  make.  Investors  should  be  aware  that  inherent  limitations  on the  ability  of  the  Company’s  certifying  officers  to  design  and  implement  on  a  cost  effective  basis  DC&P  and  ICFR  as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings  and other reports provided under securities legislation.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable  profit-oriented  enterprises  to  use  IFRS,  replacing  Canadian  GAAP  for  interim  and  annual  financial statements  relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.  The  Company  will  commence  reporting  in

IFRS in the first quarter of the 2011 fiscal year, with comparative figures.

The company will use a four phase approach to ensure successful conversion to IFRS,

including:

  •

diagnostic impact assessment;

  •

design and planning;

  •

solution development and;

  •

implementation.

The  Company  has  begun  developing  its  detailed  IFRS  conversion  plan,  including  commencement  of  an  education process  for  management  and  the  board  of  directors,  and  evaluating  the  effect  of  the  new  standards  on  its  financial statements.

The Company has identified six major areas to date that will impact the financial statements under IFRS, including:

•

Petroleum properties;

•

Impairment of petroleum properties;

•

Foreign currency translation;

•

Stock based compensation;

•

Revenue recognition;

•

Income taxes; and

•

First-time adoption of International Financial Reporting Standards (IFRS 1).

It is not practically possible at this time to quantify the impact of these differences.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at

www.sedar.com.